SECURITI [barcode] ISSION

04001556

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBK-BROOKS INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 TERMINAL TOWER, 50 PUBLIC SQUARE
(No. and Street)

CLEVELAND (City) OHIO (State) 44113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC L. SMALL (216) 861-6950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name – *if individual, state last, first, middle name*)

27955 CLEMENS RD (Address) WESTLAKE (City) OHIO (State) 44145 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JAN 29 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC L. SMALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBK-BROOKS INVESTMENT CORPORATION, as of NOVEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

Notary Public

SHEILAH M. HOUSE
NOTARY PUBLIC • STATE OF OHIO
My commission expires Mar. 25, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

SBK-Brooks Investment Corporation

For the Year Ended November 30, 2003
With Report of Independent Auditors

SBK-Brooks Investment Corporation
Financial Statements and Additional Information
For the Year Ended November 30, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Stockholders
SBK-Brooks Investment Corporation

We have audited the accompanying statement of financial condition of SBK-Brooks Investment Corporation (an Ohio corporation) as of November 30, 2003 and the related statement of income, changes in stockholders' equity, statement of changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBK-Brooks Investment Corporation as of November 30, 2003 and the results of its operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 6, 2004

SBK-Brooks Investment Corporation
Statement of Financial Condition
as of
November 30, 2003

Assets

Cash	$1,815,229
Accounts receivable	416,987
Investments at market (cost $96,487)	103,008
Officers advances	513,592
Employee advances	23,900
Officers notes receivable	47,000
Furniture and equipment at cost, less accumulated depreciation of $53,608	13,214
Goodwill	15,436
Deferred federal income tax	6,200
Deposits	1,726
Total Assets	**$2,956,292**

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 160,046
Bank line of credit	399,527
Accrued expenses	380,000
Employee benefit plan payable	7,787
Payroll taxes payable	3,190
Federal income tax payable	59,197
Accrued state and city income taxes	18,000
Deferred federal income tax	4,900
Total Liabilities	**1,032,647**
Liability subordinated to claims of general creditors	**500,000**
Stockholders' equity	
Common stock, without par value; 850 shares authorized, 495 issued and outstanding	495,000
Preferred stock, without par value; 1,500,000 shares authorized, 735,000 issued and outstanding; liquidation value $1/share	735,000
Retained earnings	201,645
Less: Cost of 18.75 shares of common stock held by the Company	(8,000)
Total Stockholders' Equity	**1,423,645**
Total Liabilities and Stockholders' Equity	**$2,956,292**

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Income
For the Year Ended November 30, 2003

Revenues	
Commissions	$ 488,744
Secondary fixed income	1,010,276
Underwriting and investment banking	3,267,836
Interest	41,681
Total Revenues	**4,808,537**
Operating expenses	
Employee compensation, benefits, and taxes	3,307,230
Clearing fees	124,233
Occupancy and equipment rental	242,727
Promotion and development	47,469
Professional fees	203,318
Regulatory fees and expenses	31,846
Depreciation	6,780
Other operating expenses	668,652
Total Operating Expenses	**4,632,255**
Income before federal income tax	176,282
Federal income tax expense	54,797
Net income	**$ 121,485**

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2003

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock	Total
Beginning balances	$285,000	$1,235,000	$ 80,160	$(8,000)	$1,592,160
Stock issued	210,000	0	0	0	210,000
Stock redeemed	0	(500,000)	0	0	(500,000)
Net income	0	0	121,485	0	121,485
Dividends paid	0	0	0	0	0
Ending balances	$495,000	$ 735,000	$201,645	$(8,000)	$1,423,645

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended November 30, 2003

Beginning balance	$ 0
Increase:	
Proceeds of subordinated loan	2,500,000
Decrease:	
Payment of subordinated loan	2,000,000
Ending balance	$ 500,000

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Cash Flows
For the Year Ended November 30, 2003

Cash flows from operating activities:	
Net income	$121,485
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	6,780
Unrealized gain on investments	(6,521)
Change in other assets and liabilities:	
Increase in accounts receivable from brokers, dealers	2,883
Increase in employee advances	(19,693)
Increase in deferred federal income tax asset	(6,200)
Decrease in secured demand note collateral	1,155,883
Increase in employee benefit plan payable	6,294
Increase in payroll taxes payable	3,190
Increase in accounts payable	119,332
Increase in accrued expenses	380,000
Decrease in accrued benefit plan	(20,000)
Increase in income taxes payable	69,997
Increase in deferred federal income tax liability	3,800
Net cash provided by (used in) operating activities	**1,817,230**
Cash flows provided by (used in) investing activities:	
Officer advances	(104,100)
Purchase of investments	(90,000)
Purchase of equipment	(12,714)
Net cash provided by (used in) investing activities	**(206,814)**
Cash flows provided by (used in) financing activities:	
Proceeds from subordinated loan	2,500,000
Payment of subordinated loan	(2,000,000)
Loan payments	(50,000)
Preferred stock redemption	(500,000)
Common stock issued	210,000
Net cash provided by (used in) financing activities	**160,000**
Net increase (decrease) in cash	**1,770,416**
Cash at beginning of period	44,813
Cash at end of period	**$1,815,229**

The company paid $120,559 in interest expense and $5,200 in income taxes during the year.

The accompanying notes are an integral
part of these financial statements

Note A - Significant Accounting Policies

Nature of Business - SBK-Brooks Investment Corp. (the Company) was incorporated on December 1, 1993 under the laws of Ohio. The Company is registered with the National Association of Securities Dealers, Inc. as broker/dealer effective March 18, 1994. The Company is involved in the organization, underwriting, distribution, trading and brokerage of fixed income and equity securities. The Company maintains an office in Cleveland, a branch office in Chicago, and satellite offices in Detroit and Houston.

Commissions and Underwriting (Investment Banking) Transactions-Equity commissions are recorded on a settlement date basis. Underwriting (Investment Banking) fees are recorded as follows: management fees on offering dates; sales commissions on offering dates; and underwriting fees at the time the underwriting is completed and reasonably determinable.

Furniture, Equipment and Depreciation-Furniture and equipment are stated at cost. Depreciation is provided on a straight line basis. Improvements that extend the useful life of property are capitalized and maintenance and repairs are expensed as incurred.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable-Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Note A - Significant Accounting Policies (Cont'd)

Investments-Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Note B - Computation of Net Capital

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum net capital amount of the greater of $100,000 or 6-2/3% of total aggregate indebtedness. Excess net capital of the Company was $1,202,445 as of November 30, 2003.

Note C - Leases

The Company leased office space in several locations and office equipment during the year. The Company also leases computer equipment and software month to month for approximately $6,800 per month. Month to month office space rental is approximately $5,000 per month. Minimum lease commitments for the next five years follow:

2004	$47,090
2005	4,592
2006	0
2007	0
2008	0

Rent expense during the year was $134,256 including utilities.

Note D – Advances and Notes Receivable

Officer advances are $513,592 unsecured with interest paid at 5%; the highest single balance due is $447,981; and have no repayment terms. Two unsecured notes receivable dated November 27, 1999 from shareholders were due November 30, 2003 with an annual interest rate of 6%. These are in the process of being renegotiated or renewed at the present time.

Note E - Employee Benefit Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under the provisions of the Plan, The Company may match part of the employees' pre-tax contributions and may also make a discretionary contribution at the end of the fiscal year. The Company expensed a discretionary contribution for the current year of $210,000.

Note F – Liability Subordinated to Claims of General Creditors

The Company owes a secured demand note held by its majority stockholder at 12% due March 31, 2008. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note G - Income Taxes

The provision for federal income taxes consist of the following components:

Current	$60,000
Deferred	(2,400)
Prior year adjustment	(2,803)
Income Tax Provision	$54,797

The Company's provision for income taxes differs from that computed by applying the U.S. federal statutory rates to income before federal income tax. The primary difference results from the adjustment of the prior year estimate and current year deferred income taxes for financial reporting purposes but not for federal income tax purposes. The Company has a contribution carryforward of approximately $20,000 beginning to expire in 2008.

Deferred federal income tax assets and liabilities are as follows:

	Short Term Asset	Long Term Liability
Contribution carryforward	$6,200	$ 0
Unrealized investment gain	0	1,600
Depreciation method	0	3,300
	$6,200	$4,900

Note H – Line of Credit

A line of credit has been established at National City Bank with a maximum of $400,000 at 5% per year. This loan has been guaranteed by two officers of the company and is secured by equipment, fixtures, and keyman insurance assignment.

Note I – Related Party Transactions

The Company is owed advances of $513,592 and notes of $47,000 from shareholders. A subordinated loan payable of $500,000 is owed to a major stockholder and is due March 31, 2008.

Note J – Investments

Investments consist of the following:

	Cost	Market
State bonds due 2012	$90,000	$ 95,988
Common stock	6,487	7,020
	$96,487	$103,008

Unrealized gain of $6,521 is reported in the Statement of Income.

Note K – Equity

The Company redeemed 500,000 shares of preferred stock at $1 per share during the year and contributed 210,000 shares of common stock to its 401(k) plan valued at $1 per share.

Note L – Concentration of Credit Risk

The Company maintains checking accounts and money market accounts with two financial institutions in excess of the Federal Deposit Insurance Corporation maximum of $100,000. This practice does not serve to limit the Company's exposure to credit risk.

SBK-Brooks Investment Corporation

Additional Information
as of
November 30, 2003

SBK-Brooks Investment Corporation
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
as of
November 30, 2003

Net Capital:		
Total stockholders' equity and subordinated liability		$1,923,645
Deduct: Non-allowable assets:		
Note and employee receivables	584,492	
Furniture and fixtures	13,214	
Goodwill	15,436	
Deposits	1,726	614,868
Net Capital Before Haircuts		1,308,777
Haircuts on securities		(6,332)
Net Capital		**$1,302,445**
Aggregate indebtedness:		
Accounts payable and accrued expenses		$1,027,747
Total Aggregate Indebtedness		**$1,027,747**
Computation of net capital requirement:		
Greater of net minimum capital requirement of $100,000 or 6-2/3% of total aggregate indebtedness		$ 100,000
Excess net capital:		
Net capital		1,302,445
Less net capital requirement		100,000
Excess Net Capital		**$1,202,445**
Excess Net Capital at 1000% (Net Capital Less 10% AI)		**$1,199,670**
Percentage of AI to Net Capital		**.79 to 1**

SBK-Brooks Investment Corporation
Statement Pursuant to Rule 17a-5(d)(4)
November 30, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	November 30, 2003
Net capital, as reported in Company's form X-17a-5, Part IIA	$1,282,016
Net audit adjustments	20,429
Net capital, as reported in Schedule I	$1,302,445

Inasmuch as SBK-Brooks Investment Corporation is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
SBK-Brooks Investment Corporation

In planning and performing our audit of the financial statements and supplementary schedules of SBK-Brooks Investment Corporation, (the "Company"), for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 6, 2004